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                                                                       EXHIBIT 1

                                  Spencer Hays


                                  June 20, 2001


                                              VIA FAX (847) 639-0233

Mr. A. Robert Abboud
212 Stone Hill Center
P.O. Box 33
Fox River Grove, Illinois 60021-1955
8447 639 0233

Re: Hartmarx Corporation

Dear Bob:

Thank you for your very kind letter of the 15th.

Following up on our conversations, I would like to confirm with you certain understandings relative to joining together in a transaction involving Hartmarx.

As you know, some time ago we made a proposal to the Hartmarx Board of Directors to acquire the Company and asked for the opportunity to meet with senior management and to conduct a very focused due diligence investigation so as to be in a position to refine our proposal. Unfortunately, the Hartmarx Board rejected our proposal and refused to allow us to have any contact with management or any other chance for due diligence.

As a director of Hartmarx until this past April 14, you share our belief that this is not in the best interests of the Hartmarx shareholders and have tentatively agreed to join with us to pursue an acquisition of Hartmarx. To further these efforts we plan to form an entity to be capitalized with an anticipated total equity of $70 million. You have indicated that (subject to further review of our numbers) you are willing to invest $1 million. The remaining $69 million would be provided by us or others that we bring into the deal.

First of all, for obvious reasons, it is important that you agree to keep all nonpublic information we provide to you regarding our proposal to acquire Hartmarx strictly confidential, including our operating projections and financing plan.

[REDACTED TEXT]

As I shared with you, our plan calls for a total equity investment in the transaction of at least $70 million in cash. We will provide the management necessary to implement key elements of the plan.


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In addition to the equity interest we would receive for our portion of the total equity investment, our plan includes a proposal that, for our management role, we receive a "sweat equity" share in the new venture the amount of which has not yet been determined. You would share in that "sweat equity" in proportion to your cash investment relative to our portion of the total cash investment.

Although we have strong indications from two major banks concerning the amount of equity needed to complete a transaction, this also has not been finalized. Before we can finalize these items, we would need to complete - quietly and confidentially - our due diligence investigation of the Company to determine the final cash offer price.

If the above points are acceptable to you, I would appreciate it if you could sign and return to me a copy of this letter. Of course, if you have any questions or concerns, you should feel free to contact me or my lawyer, Isaac M. Neuberger at (410) 332-8510 (office) or (410) 340-1188 (portable).

Bob, I look forward to working with you on this very interesting opportunity.

                                      Very truly yours,

                                      /s/ Spencer Hays

                                      Spencer Hays

ACKNOWLEDGED AND AGREED:

/s/ A. Robert Abboud

A. Robert Abboud

Date: June 22, 2001